

Marc Dedonder · 3rd

Co-Founder @ misterb&b – Travel & Social Networking |
Partnership Development | Exclusive LGBT Community
Accommodations

Paris 03, Île-de-France, France · 500+ connections ·

Contact info

 **misterb&b**

 **Ecole supérieure de journalisme de Lille**

Experience



Head of Content & Community
misterb&b
2014 – Present · 6 yrs
Paris Area, France

DIGITAL AND ONLINE MARKETING | CONTENT MARKETING INITIATIVES | SOCIAL MEDIA
MARKETING
♦ Co-founded largest travel & social networking website, providing rented lodging to
individuals in the LGBT community, and lead content marketing & community engagement
initiatives

♦ Engage investors for venture capital funding, and collaborate with the host community to
position Mister B&B in 135 countries earning recognition as the largest gay hotelier i **...see mor**



Editorial Manager & Co-founder
myGayTrip.com
Nov 2009 – Present · 10 yrs 7 mos
Paris Area, France

♦ Orchestrated successful launch of the new travel and stay business for a unique community

Operated as the largest gay trip advisor in Europe, securing profits during the launch phase (within 2 years)

...see mor

Managing Director | Editor-in-Chief

Virgin Radio France (Lagardère Active)

Aug 2000 – Nov 2008 · 8 yrs 4 mos

Paris Area, France

◆ Earned fast-track promotions and increased responsibilities based on performance from Deputy-to-the-editor to the chief-to-the-editor-in-Chief and to the Managing Director of the entire operation

...see mor

Education



Ecole supérieure de journalisme de Lille

Master of Arts (MA)

1993 – 1995



Université Denis Diderot (Paris VII)

Bachelor of Languages, German & English

1990 – 1993

Graduated from french unversity Paris VII in 1993 with a German/English degree



